06009051

AB 3/29/06 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8- 13535

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

UBS Capital Markets L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

480 Washington Blvd.
(No. and Street)

Jersey City (City) New Jersey (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Daniel T. McIsaac (203) 779 - 8308
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 1 2006
WASH, D.C. 160 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 6/9

OATH OR AFFIRMATION

I, Daniel T. McIsaac, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UBS Capital Markets L.P., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

DOLORES A. MITCHELL
Notary Public, State of Connecticut
No. 120209
Qualified in Norwalk County
Commission Expires 10/31/08

Executive Director and Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

UBS Capital Markets L.P.

December 31, 2005
with Report of Independent Registered Public Accounting Firm

UBS Capital Markets L.P.

Consolidated Statement of
Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members of
UBS Capital Markets L.P.

We have audited the accompanying consolidated statement of financial condition of UBS Capital Markets L.P. and subsidiary (the "Partnership") as of December 31, 2005. This consolidated statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of UBS Capital Markets L.P. and subsidiary at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 23, 2006

UBS Capital Markets L.P.
Consolidated Statement of Financial Condition
December 31, 2005

(In Thousands)

Assets		
Cash and cash equivalents	$	48,145
Cash segregated under federal and other regulations		2,018
Receivables from brokers, dealers and clearing organizations		258
Receivables from affiliates		3,555
Securities owned, at fair value		22,377
Other assets		1,317
	$	77,670
Liabilities and partners' capital		
Payables to brokers, dealers and clearing organizations		7,556
Payables to affiliates		202
Securities sold, not yet purchased, at fair value		4,643
Other liabilities and accrued expenses		13,517
		25,918
Subordinated borrowings		30,000
Partners' capital		21,752
Total liabilities and partners' capital	$	77,670

See accompanying notes.

(In Thousands)

1. Organization

UBS Capital Markets L.P. and its subsidiary, Pebble LLC ("Pebble"), (the "Partnership"), is a wholly-owned subsidiary of UBS Americas, Inc. ("UBSA"), which is a direct wholly-owned subsidiary of UBS AG (the "Parent"). The Partnership is a registered broker and dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Partnership provides equities trading and execution for institutional investment firms. Additionally, the Partnership acts as a market-maker in NASDAQ and other securities. A substantial portion of the Partnership's order flow is derived from transactions initiated by a third party, Charles Schwab & Co., Inc. ("CSC"), a direct wholly-owned subsidiary of The Charles Schwab Corporation ("TCSC"). The Partnership also clears its transactions through CSC. The Partnership is a Limited Partnership formed under the laws of New Jersey, and its principal office is located in Jersey City, New Jersey.

At December 31, 2005, UBSA owns all of the Partnership's general partnership interest and limited partnership interest, and UBSA's wholly-owned subsidiary, SoundView Technology Corporation ("SVTC"), owns all the Partnership's preferred partnership interests. The preferred partnership interest agreement calls for a preferred return of eight percent of the preferred partnership investment of $77,312.

The Partnership, TCSC, CSC, UBSA, and UBS Securities LLC ("UBSS"), an affiliate, have routing and execution services agreements, whereby TCSC and CSC have committed to route retail equities and listed options orders to the Partnership and its affiliates for handling and execution, which expire in 2012.

In addition, the parties have a Transaction Services Agreement, whereby TCSC and CSC provide all clearing services for the Partnership as well as transitional employees and the use of facilities and fixed assets owned by TCSC and CSC. Also, the Partnership and CSC have an omnibus clearing agreement.

Commencing April 2005 through February 2006, the equity market making trading and execution operations were transferred and related nets assets were sold by the Partnership to UBSS. The Partnership plans to de-register as a broker and dealer. All remaining employees within the Partnership as of December 31, 2005 were transferred to UBSS in January 2006.

(In Thousands)

2. Significant Accounting Policies

Proprietary securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are stated at market value. Market value is generally based on published market prices or other relevant factors including dealer price quotations.

Interest income is earned from cash balances and deposits and is accounted for on an accrual basis. Interest expense is incurred on subordinated borrowings and is accounted for on an accrual basis.

The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business, and are not required to be segregated under federal and other regulations. Included in cash and cash equivalents at December 31, 2005 is cash on deposit of $48,005 with a federally insured U.S. commercial bank.

The Partnership utilizes an interest bearing demand deposit account to segregate cash amounts for regulatory purposes.

The Partnership is treated as a partnership for U.S. tax purposes. As such, it is not subject to Federal or state income taxes as all taxable income, losses, and deductions flow through to the partners.

The consolidated statement of financial condition includes the statements of financial condition of UBS Capital Markets L.P. and its subsidiary. All material intercompany balances and transactions have been eliminated.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) is a revision of SFAS 123, Accounting for Stock-Based Compensation ("SFAS 123") and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. SFAS 123(R) is effective for interim or annual reporting periods beginning after June 15, 2005 with earlier application permitted. The Partnership adopted SFAS 123(R) effective January 1, 2005 using the modified prospective method. Further information regarding the adoption of SFAS 123(R) can be found in Note 7.

(In Thousands)

2. Significant Accounting Policies (continued)

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which supersedes APB Opinion 20, and FASB 3, and changes the requirements for the accounting and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principle as well as the changes required by an accounting pronouncement that does not include specific transition provisions. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 is not expected to have a material effect on the Partnership's consolidated statement of financial condition.

The preparation of the consolidated statement of financial condition is in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from these estimates.

3. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2005, securities owned and securities sold, not yet purchased by the Partnership is comprised primarily of common stocks and warrants.

Securities sold, not yet purchased, represent obligations of the Partnership to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

4. Payables to Brokers, Dealers, and Clearing Organizations

Included in payables to brokers, dealers, and clearing organizations are unsettled proprietary trades. At December 31, 2005, the Partnership had a payable of $6,252 to CSC relating to the omnibus clearing agreement.

5. Financial Instruments

Financial instruments recorded at fair value on the Partnership's consolidated statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Partnership at contract amounts and include receivables and payables to affiliates, receivables and payables to brokers, dealers, and clearing organizations; and subordinated borrowings. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates.

In the normal course of business, the Partnership is involved in principal transactions and the execution and financing of various customer and broker and dealer securities transactions.

In its capacity as market maker, the Partnership maintains inventories in NASDAQ securities, other over-the-counter ("OTC") securities and exchange-traded securities on both a long and short basis. While long inventory positions represent the Partnership's ownership of securities, short inventory positions represent obligations of the Partnership to deliver specified securities at contracted prices, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Partnership as market values of these securities fluctuate. Long and short positions are marked-to-market daily and are monitored by management to ensure compliance with established limits.

The Partnership's securities trading activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, and other institutional clients. Concentrations of credit risk can be affected by changes in geographic, industry or economic factors. Additionally, the Partnership's exposure to credit risk associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities trading activities can be directly impacted by the volatility and liquidity of the NASDAQ, OTC and listed trading markets.

6. Employee Benefit Plans

Partnership employees are enrolled in the defined contribution plan of the Parent and will earn retirement contributions based on 4% of eligible compensation, subject to certain limitations prescribed by the Internal Revenue Code.

The Partnership participates in Parent sponsored postretirement medical, dental, and life insurance plans. Postretirement medical and dental is contributory, with retiree contributions adjusted annually and contain other cost sharing features such as deductibles and coinsurance. The postretirement life insurance plan is non-contributory.

6. Employee Benefit Plans (continued)

With respect to postretirement medical and dental, the Parent's policy is to fund the liability in amounts determined at the discretion of management. With respect to postretirement life insurance, the Parent's policy is to pay premiums as required by the carrier.

The Partnership also participates in a defined contribution 401(k) plan of the Parent.

7. Employee Incentive Plans

As a result of the acquisition of the Partnership by UBSA in 2004, selected personnel were granted awards made in shares of the Parent. The final vesting of the awards associated with the acquisition will occur in 2008.

Effective January 1, 2005, the Partnership adopted the provisions of SFAS 123(R) using the modified prospective method. Under this method, compensation costs for the portion of awards for which the service period has not been rendered that are outstanding (unvested) as of the effective date shall be recognized as the service is rendered on or after the effective date. The Partnership determines the fair value of option awards on the date of grant, and will be expensed over the vesting period. Prior periods were not restated, in accordance with the provision of SFAS 123(R).

Awards are granted to employees by the Parent and are settled by the Parent.

8. Contingent Liabilities

The Partnership is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Partnership's consolidated financial position.

9. Related Party Transactions

Pursuant to various service fee arrangements, the Partnership provides and receives services to and from affiliates.

The Partnership primarily uses office space leased by the Parent and is charged accordingly under the aforementioned service fee arrangements.

(In Thousands)

9. Related Party Transactions (continued)

At December 31, 2005 the Partnership maintained a deposit of $2,873 with an affiliate to comply with Federal Reserve Act Regulation W.

10. Subordinated Borrowings

The Partnership has a revolving subordinated loan agreement with UBSA, which provides a $150,000 revolving credit line, with final maturity at October 29, 2014. As of December 31, 2005, the Partnership has drawn $30,000 of the $150,000.

The loan from UBSA bear interest at rates that reset at variable intervals as determined by the affiliates, but not to exceed 1% above London Interbank Offer Rate.

The revolving subordinated loan agreement has been approved by the NASD and therefore qualifies as regulatory capital. The subordination, which is subordinated to all claims of general creditors of the Partnership, constitutes part of the Partnership's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Partnership continues to meet its minimum net capital requirements.

11. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Partnership computes net capital under the alternative method provided for in Rule 15c3-1, which requires that the Partnership maintain net capital equal to the greater of $1,000 or 2% of aggregate customer-related debit items, as defined. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2005, the Partnership had net capital of approximately $43,069, which was $42,069 in excess of the required net capital of $1,000.